Loeb & Loeb LLP

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New York, NY 10154	Fax	212.407.4990

June 18, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Patrick Kuhn
Theresa Brillant
Eddie Kim
Mara Ransom

Re:	RIKU DINING GROUP Ltd
Draft Registration Statement on Form F-1
Submitted June 2, 2025
CIK No. 0002058976

Dear Messrs. Brillant, Kim, and Ransom:

On behalf of our client, RIKU DINING GROUP Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated June 12, 2025 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form F-1 (the “DRS”). Contemporaneously, we are filing the Amendment No. 3 to the Draft Registration Statement on Form F-1 via Edgar (the “Amendment No. 3”).

In order to facilitate the review by the staff of the United States Securities and Exchange Commission (the “Staff”) of the Amendment No. 3, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

United States Securities and Exchange Commission June 18, 2025 Page 2

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted June 2, 2025

Cover Page

1.	We note your revised disclosure, which now states that your “subsidiaries and business operations are not subject to the specific laws and regulations adopted by the PRC, as they exclude Hong Kong and Macau.” Your reference to “they exclude” is unclear. Revise here and elsewhere relevant, including on pages 9, 32, Alt-14, and Alt-19, to clarify. In this regard, we note your disclosure throughout the draft registration statement, stating, among other things, that “due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of such business and may influence such operations at any time.”

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on the cover page and pages 9, 32, Alt-4 and Alt-19 in Amendment No. 3 to Draft Registration Statement.

Please call me at 212-407-4209 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Janeane Ferrari, Esq.
Janeane Ferrari, Esq.
Partner

cc: Luk Siu Fung Mark, Vice Chairman and Executive Director of Riku Dining Group Limited